UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  February 26, 2020

MUDRICK CAPITAL ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	001-38387	82-2657796
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

527 Madison Avenue, Sixth Floor

New York, New York 10022

 (Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (646) 747-9500

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value of $0.0001 per share	MUDS	The NASDAQ Stock Market LLC
Warrants to purchase one share of Class A Common Stock	MUDSW	The NASDAQ Stock Market LLC
Units, each consisting of one share of Class A Common Stock and one Warrant	MUDSU	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company          ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.          ☐

Item 8.01	Other Events.

Amendment to Purchase Agreement

On February 26, 2020, Mudrick Capital Acquisition Corporation, a Delaware corporation (the “Company”) entered into an amendment (the “Amendment”) to that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 13, 2020, by and among the Company, MUDS Acquisition Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of the Company (“Acquisition Sub”), and Hycroft Mining Corporation, a Delaware corporation (“Seller”). As previously disclosed, the Purchase Agreement provides for a business combination transaction (the “business combination”), pursuant to which Seller will sell to Acquisition Sub, and Acquisition Sub will purchase from Seller, all of the issued and outstanding equity interests of Seller’s subsidiaries and substantially all of Seller’s other assets.

Pursuant to the Amendment, in connection with the business combination, the Company shall assume Seller’s liabilities and obligations under that certain warrant agreement, made as of October 22, 2015, by and between the Seller and Computershare Inc., a Delaware corporation, and its wholly-owned subsidiary Computershare Trust Company, N.A., a federally chartered trust company, collectively as warrant agent.

Forward-Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements may include estimated financial information, including with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of the Company, Seller or the combined company after completion of the business combination, and are based on current expectations that are subject to known and unknown risks and uncertainties, which could cause actual results or outcomes to differ materially from expectations expressed or implied by such forward-looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could result in the proposed business combination not being completed at all or on the expected timeline, including as a result of the termination of the Purchase Agreement or the failure to obtain approval of the Company’s stockholders or other conditions to closing in the Purchase Agreement; (2) the ability to meet applicable NASDAQ listing standards; (3) the risk that the proposed business combination disrupts current plans and operations of Seller’s business as a result of the announcement and consummation of the transactions described herein; (4) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (5) costs related to the proposed business combination; (6) changes in applicable laws or regulations; (7) the possibility that Seller’s business may be adversely affected by other economic, business, and/or competitive factors; and (8) other risks and uncertainties indicated from time to time in the definitive version of the registration statement of the Company filed on February 14, 2020 in connection with the proposed business combination and the joint proxy statement/prospectus contained therein (as amended or supplemented, the “Registration Statement”), including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission by the Company. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company and Seller undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Anyone using the presentation does so at their own risk and no responsibility is accepted for any losses which may result from such use directly or indirectly. Investors should carry out their own due diligence in connection with the assumptions contained herein. The forward-looking statements in this current report speak as of the date of its filing. Although the Company may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so whether as a result of new information, future events, changes in assumptions or otherwise except as required by applicable securities laws.

Disclaimer

This Current Report shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This Current Report relates to a proposed business combination between the Company and Seller.

Additional Information About the Business Combination

In connection with the proposed business combination between the Company and Seller, the Company filed with the Securities and Exchange Commission (the “SEC”), on February 14, 2020, the Registration Statement on Form S-4 and will mail a definitive Registration Statement and other relevant documentation to the Company’s stockholders. The Company’s stockholders and other interested persons, including Seller’s stockholders, are advised to read, when available, the preliminary Registration Statement and the amendments thereto that are or will be filed with the SEC and the definitive Registration Statement and documents incorporated by reference therein filed with the SEC and mailed to such stockholders as these materials will contain important information about the Company, Seller and the proposed business combination. The definitive Registration Statement will be mailed to the Company’s stockholders and to Seller’s stockholders, in each case, as of the applicable record date to be established for voting on the proposed business combination, when it becomes available.

The Company’s stockholders are also be able to obtain free copies of the preliminary and definitive Registration Statements (if and when available) and other documents containing important information about the Company, Seller and the proposed business combination, without charge, at the SEC’s website at http://sec.gov, once such documents are filed with the SEC, or by directing a request to: Mudrick Capital Acquisition Corporation, 27 Madison Avenue, 6th Floor, New York, New York 10022.

Participants in the Solicitation

The Company and its directors, executive officers and other members of its management and employees and Seller and its directors and management may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed business combination. Stockholders are urged to carefully read the Registration Statement because it contains important information about the Company, Seller and the proposed business combination. The Registration Statement also contains information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s stockholders in connection with the proposed business combination, including information about the Company’s directors and executive officers, which is set forth in the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mudrick Capital Acquisition Corporation

By:
Date: February 27, 2020	/s/ Jason Mudrick

Name: Jason Mudrick
Title: Chief Executive Officer